FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Announcement updating the release of the company’s fourth quarter 2005 preliminary results.

Item 1

CD Finance & Corporate Services	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

REPSOL YPF 4th QUARTER & FULL YEAR 2005

PRELIMINARY RESULTS

We hereby announce the release of our fourth quarter 2005 preliminary results on:

Previously announced release date: Monday, 27th February 2006

NEW RELEASE DATE:

Friday, 24th February 2006

These results will be published before the opening of the Madrid Stock Market (9 AM Madrid time) and available in our website: www.repsolypf.com under “All About Repsol YPF”.

SHORTLY YOU WILL RECEIVE THE DETAILS OF THE CONFERENCE CALL AND WEBCAST

For any further information please contact the Investor Relations team:

Tlf:	34-91-3485548
e-mail:	inversores@repsolypf.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: February 15, 2006	By:	/s/ Luis Mañas
	Name:	Luis Mañas
	Title:	Chief Financial Officer